Exhibit 99.1

ICL to Acquire the Activity of Evogene’s Subsidiary, Lavie Bio

Lavie Bio improves agriculture productivity and sustainability through microbiome-based ag-biological products

Rehovot, Israel, April 21, 2025 - Evogene Ltd. (Nasdaq, TASE: EVGN) a leading computational biology company focused on revolutionizing life-science-based product discovery and development, today announced the signing of a definitive agreement under which ICL, will acquire the majority of activity of Evogene's subsidiary, Lavie Bio Ltd. As part of the agreement, ICL will also acquire Evogene’s MicroBoost AI for AG platform.

The transaction is expected to close during the second quarter of 2025, subject to the fulfillment of customary closing conditions.

Lavie Bio is a recognized leader in the ag-biologicals industry with a robust pipeline of microbiome-based ag-biological products. Key assets to be transferred to ICL include Lavie Bio’s core team, the BDD technology platform, the company’s microbial bank and data assets, the majority of the company’s development programs, and its commercial products. Additionally, ICL will acquire Evogene’s MicroBoost AI for AG platform. Lavie Bio's existing agreements with its current partners will not be transferred to ICL and may generate future revenue for Lavie Bio's shareholders.

This transaction follows strategic investment by ICL Planet and more than two years of close collaboration between ICL and Lavie Bio, focused on developing innovative bio-stimulant solutions for row crops facing various abiotic stresses.

“Today marks a significant milestone in Lavie Bio's journey," said Amit Noam, CEO of Lavie Bio. "By combining our capabilities with ICL’s expertise, we can further accelerate the development of groundbreaking ag-biological products that will provide innovative solutions to farmers around the world.”

“This transaction reflects Evogene’s ongoing strategy to unlock the value of its assets for the benefit of its shareholders,” said Ofer Haviv, CEO of Evogene. “We are confident that the integration of Lavie Bio’s activities into ICL will significantly advance the global ag-biologicals field and drive impactful innovation in agriculture.”

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About Lavie Bio Ltd.
Lavie Bio, a subsidiary of Evogene Ltd., aims to improve food quality, sustainability, and agriculture productivity through the introduction of microbiome-based ag-biological products. Lavie Bio utilizes a proprietary computational predictive platform, the BDD platform, powered by Evogene’s proprietary MicroBoost AI tech-engine, harnessing the power of big data, artificial intelligence, and advanced informatics, for the discovery, optimization and development of bio-stimulant and bio-pesticide products.

For more information, please visit www.lavie-bio.com.

About Evogene Ltd.
Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss the fulfilment of the closing conditions to the transaction, ICL and Lavie Bio’s ability to accelerate the development of groundbreaking ag-biological products, and the statement that the integration of Lavie Bio’s activities into ICL will significantly advance the global ag-biologicals field and drive impactful innovation in agriculture. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:
Email: ir@evogene.com
Tel: +972-8-9311901